EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine announcements in the period to November 1, 2021*
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* Excludes Transaction in Own Shares announcements

November 1, 2021

FERGUSON PLC
(THE "COMPANY")

NOTIFICATION OF TOTAL VOTING RIGHTS AND CAPITAL IN THE COMPANY

In accordance with DTR 5.6.1, the Company hereby notifies the following:
The Company’s issued share capital as at October 31, 2021 consisted of 232,171,182 ordinary shares of 10 pence each (“Ordinary Shares”), of which 10,557,893 Ordinary Shares were held in treasury as at the date of this disclosure. The voting rights of treasury shares are automatically suspended.
Therefore, the total voting rights in the Company is 221,613,289. This figure may be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules and the Company’s Articles of Association.

Enquiries:
Graham Middlemiss, Group Company Secretary
(0118 927 3800)

November 1, 2021

November 1, 2021
BLOCK LISTING SIX MONTHLY RETURN

Date: November 1, 2021

Name of applicant:		Ferguson plc
Name of scheme:		Ferguson Group Long Term Incentive Plan 2015
Period of return:	From:	May 1, 2021	To:	October 31, 2021
Balance of unallotted securities under scheme(s) from previous return:		91,063 ordinary 10p shares
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		91,063 ordinary 10p shares

Name of applicant:		Ferguson plc
Name of scheme:		Ferguson Group International Sharesave Plan 2011
Period of return:	From:	May 1, 2021	To:	October 31, 2021
Balance of unallotted securities under scheme(s) from previous return:		181,430 ordinary 10p shares
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		181,430 ordinary 10p shares

Name of contact:	Graham Middlemiss, Group Company Secretary
Telephone number of contact:	+44 (0) 118 927 3800